08001032

82-03138

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was notified on 15 February 2008 by the trustee of the BAE Systems Share Incentive Plan, Equiniti Share Plan Trustees Limited, that on 14 February 2008 the following Persons Discharging Managerial Responsibility ("PDMRs") acquired ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 465.84 pence per share and were also awarded ordinary shares of 2.5p at nil consideration under the Matching Shares element of the same share plan. The transactions took place on the London Stock Exchange.

The number of shares purchased or acquired by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares purchased – Partnership Shares	Number of BAE Systems plc Ordinary shares acquired – Matching Shares
Philip Bramwell	27	13
Alan Garwood	27	13
Alastair Imrie	27	13
Ian King	27	13
George Rose	27	13
Nigel Whitehead	14	13
Alison Wood	27	13

18 February 2008

SUPPL

RECEIVED
2008 MAR -3 A 10:39

20 February 2008

Directorate Change

Ravi Uppal

The Board of BAE Systems plc has today appointed Ravi Uppal a non-executive Director of the Company with effect from 2 April 2008.

Dick Olver, Chairman of BAE Systems said, "I am very pleased to welcome Ravi Uppal to the BAE Systems Board. He has first hand experience of managing engineering and technology businesses in Europe, the Middle East and South East Asia, and his appointment will help further broaden the experience and knowledge within the Board."

Ravi Uppal is President, Global Markets for the power and automation technology group, ABB Limited, where he is also a member of the Group Executive Committee. Based in Zurich he is responsible for ABB's marketing and business development on a worldwide basis. During his career with ABB he has also worked in Sweden, Germany and the Middle East. In the 1990's he was managing director of Volvo India - establishing that company's business in India.

Peter Weinberg

Having completed a three year term of appointment, Peter Weinberg, a non-executive director, will retire from the Board at the Company's Annual General Meeting to be held on 7 May 2008.

Dick Olver, Chairman, said, "Peter's international business experience and knowledge has been of great value to the Board. He leaves us to dedicate more time to his business interests as a partner in the rapidly growing financial services firm, Perella Weinberg Partners. We wish him every success for the future."

From 2 April 2008, the BAE Systems Board of Directors will be as follows:

Non-Executive Directors
Dick Olver, Chairman
Phil Carroll
Michael Hartnall
Andy Inglis
Sir Peter Mason
Sir Nigel Rudd
Roberto Quarta
Ravi Uppal
Peter Weinberg

Executive Directors
Mike Turner, Chief Executive
George Rose, Group Finance Director
Ian King, Chief Operating Officer, UK & Rest of World
Walt Havenstein, Chief Operating Officer and President & CEO, BAE Systems Inc

DIRECTOR DECLARATION

As previously announced, Ravi Uppal will be joining the BAE Systems board as a non-executive Director with effect from 2 April 2008.

He has no details to disclose under paragraph 9.6.13 of The Listing Rules.

25 February 2008

END